UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

200 Town Centre Blvd.

Suite 408A

Markham, Ontario, Canada L3R 8G5

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 19, 2022, Visionary Education Technology Holdings Inc., an Ontario, Canada, corporation (the “Company”), closed its initial public offering (the “Offering”) of common shares, no par value (the “Common Shares”). The Common Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-263290), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on May 16, 2022. A final prospectus relating to this Offering was filed with the Commission on May 18, 2022. Under the terms of an underwriting agreement (the “Underwriting Agreement”) with Joseph Stone Capital LLC, as the representative of the underwriters named therein (the “Underwriters”), the Company sold a total of 4,250,000 Common Shares at an offering price of $4.00 per share for gross proceeds of $17,000,000. The 4,250,000 Common Shares were sold pursuant to the Underwriters’ firm commitment. Pursuant to the terms and conditions outlined in Section 1.2.2 of the Underwriting Agreement, the Underwriters may exercise an overallotment option to purchase all or any part of an additional 637,500 Common Shares at $4.00 per Common Share by July 5, 2022. The total net proceeds to the Company from the Offering, after deducting discounts, expense allowance, and expenses, were approximately $14,333,969. Following the closing of the Offering, the Company has a total of 39,250,000 Common Shares issued and outstanding. At the closing of the Offering, the Company deposited $500,000 from the proceeds of the Offering into an escrow account established by the law firm of Hoagland, Longo, Moran, Dunst & Doukas, LLP, as escrow agent, pursuant to the Indemnification Escrow Agreement filed herewith as Exhibit 10.1, for the purpose of covering potential claims against the Underwriters, pursuant to the indemnification provisions of the Underwriting Agreement.

On May 19, 2022, we issued a press release furnished herewith as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: May 19, 2022	By:	/s/Dr. Thomas Traves
Dr. Thomas Traves
Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
10.1	Escrow Agreement, dated May 19, 2022, by and among Visionary Education Technology Group Inc., Joseph Stone Capital LLC, and Hoagland, Longo, Moran, Dunst & Doukas, LLP, as Escrow Agent.
99.1	Press release, dated May 19, 2022

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